Via Edgar – Intersil Corporation Responses

July  19, 2013

DIVISION OF CORPORATION FINANCE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Attn:

Brian Cascio

Accounting Branch Chief

RE:

Intersil Corporation

Form 10-K for Fiscal Year Ended December 28, 2012

Filed February 22, 2013

Form 10-Q for the quarterly period ended March 29, 2013

Filed May 3, 2013

File No. 000-29617

Ladies and Gentlemen:

Intersil Corporation (“Intersil” or “we”), a Delaware corporation, is filing via EDGAR today, our responses to written comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the”Commission”) on June 27, 2013 (the “Written Comments”).

For the convenience of the Staff, each of the Written Comments is transcribed in bold italics prior to our response.

Via Edgar – Intersil Corporation Responses

Form 10-K for the Fiscal Year Ended December 28, 2012

Item 7.             Management’s Discussion and Analysis of Financial Condition and Results of Operations  Revenue, Cost of Revenue and Gross Margin, page 20

1.       Although we note your disclosure that the 2012 revenue decrease was due to broad-based declines across all end markets, please revise future filings to better explain the reason for the significantly lower overall unit demand and lower average sales prices for your products during each of the years presented and through the first quarter 2013. Please also indicate whether these trends are expected to continue. We note from analyst reports, for example, that your declining revenues and lower average sales prices for your products may be due to losing market share and commoditization of certain of your product lines. If true, please disclose in future filings, as applicable, these or any other known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales, revenues or income from continuing operations. Please refer to Regulation S-K Item 303(a)(3)(iii).

Response:

            We will revise future filings to better explain the reasons for significant changes in overall unit demand and average sales prices during the periods presented, including known trends or uncertainties that may have a material favorable or unfavorable impact on net sales, revenue, or income from continuing operations in accordance with Regulation S-K Item 303(a)(3)(iii).

Income Tax Expense (Benefit), page 23

2.       We reference the discussion on page 23 that your income tax expense for 2012 included a $16.8 million charge related to a transfer pricing tax election to repatriate cash in connection with the Internal Revenue Service Audit for tax years 2005-2007 and 2008-2009. Please explain the transfer pricing tax election and clarify how this resulted in the $16.8 million charge.

            Response:

            During our second quarter of 2012, we reached a settlement with the Internal Revenue Service (“IRS”) in connection with the 2005 – 2007 examination periods.  The settlement primarily related to transfer pricing adjustments on the outbound pricing of tangible goods and the valuation of intangible property sold to our controlled foreign corporation (“CFC”).  As a result of the settlement, we made a cash payment to the IRS of $46.6 million, which consisted of $34.2 million of additional tax due, $11.8 million of interest and $0.6 million of penalties. In addition, we utilized $11.0 million of deferred tax assets in the form of Research and Development credits.  The state income tax impact of the settlement was $6.0 million. The sum of these items reduced our unrecognized tax benefits (“UTBs”) by $63.6 million.

Via Edgar – Intersil Corporation Responses

In connection with the transfer pricing adjustments for the 2005 – 2007 exam periods, we made an election under Section 4 of Revenue Procedure 99-32, 199-2 C.B. 296 (“Rev. Proc. 99-32”).  This election allows us to repatriate up to $162.3 million of cash to the U.S. group to the extent of the transfer pricing adjustments agreed to in the settlement, through the establishment of a deemed account receivable from the CFCs. In the second quarter of 2012, we recorded an $11.7 million discrete tax charge to income tax expense and increased income taxes payable, of which $7.4 million was a component of our UTBs, for the interest on this deemed receivable.  We further settled the $162.3 million deemed receivable in our third quarter of 2012.

We are also currently under IRS examination for the 2008 – 2009 tax periods and made the determination in the fourth quarter of 2012 that we have the intent and ability to elect Rev. Proc. 99-32, which we estimated will result in the establishment of a deemed receivable to repatriate an additional $125.0 million in transfer pricing adjustments. In anticipation of this election, we recorded a $5.1 million tax charge in our UTBs for the interest accrued on the deemed receivable.  The interest related to the Rev. Proc. 99-32 elections for the 2005-2007 IRS settlement and the anticipated 2008-2009 examination period election resulted in a $16.8 million tax charge in 2012.

3.       We note the quantitative significance to your operating results in the past three years of the cost (benefit) from foreign income taxed at other than U.S. rates as disclosed on the income tax provision reconciliation on page 54. We also see the low effective tax rate on your foreign earnings from the tabular disclosure on pages 51 and 52. In light of the significant impact of lower taxes on foreign earnings to your operating results, in future filings please consider describing in MD&A the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail. That is, discuss the actual foreign effective tax rate, with accompanying description of the primary jurisdictions where your foreign income is earned for tax purposes and the statutory rates and incentives in those jurisdictions, as this appears to be important information material to an understanding of your results of operations. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

            Response:

We will incorporate these comments into future quarterly filings to better explain the impact of our foreign operations on the effective tax rate.  For the quarter ended March 29, 2013, the disclosure would be as follows:

As a global company, our effective tax rate is highly dependent upon the geographic composition of worldwide earnings and tax regulations. We are subject to income taxes in the United States and many foreign jurisdictions and significant judgment is required to determine worldwide tax liabilities. Our effective tax rate, as well as our actual taxes payable, could be adversely affected by changes in the mix of earnings between countries with differing tax rates. Our primary foreign operations are in Malaysia where we currently have a tax holiday resulting in a tax rate of 0%.  This tax holiday began on July 1, 2009 and terminates on July 1, 2019. Our Malaysian tax holiday is subject to our compliance with certain conditions.

The impact of income earned in foreign jurisdictions being taxed at rates different than the United States Federal statutory rate was a benefit of approximately $5.5 million to income tax benefit and a related effective tax rate impact of approximately 27.1% for the quarter ended March 29, 2013 compared to an expense of $0.6 million and a related effective tax rate benefit of approximately 18.4% for the quarter ended March 30, 2012.

Critical Accounting Policies

Assessment of Recoverability of Goodwill, page 29

4.       We note that revenues decreased significantly during the last two years and through the first quarter of 2013 compared to the prior period. Please explain to us how the declining revenue trend was considered in your assessment of the recoverability of goodwill.

            Response:

We respectfully advise that our estimates of the fair value of our reporting units are based on a combination of the income approach, which estimates the fair value of our reporting units based on future discounted cash flows, and the market approach, which estimates the fair value of our reporting units based on comparable market prices.  Both approaches are weighted equally.  Projected revenues and our weighted average cost of capital (“WACC”) are key assumptions used in the income approach.  The revenue projections used in the 2012 analysis represented management’s best estimate at the time and were lower than the projections used in the 2011 analysis. The revenue projections for each of our reporting units incorporated historical revenue trends and certain revenue growth assumptions, consistent with our business plan.  The historical revenue trends and our revenue growth assumptions were specifically considered in determining the WACC used in our fair value estimate utilizing the income approach. For the AMS reporting unit, the 2012 fair value exceeded its carrying value by 11% and we disclosed this information in our critical accounting policies in our 2012 annual report on Form 10-K.  We further disclosed that we performed additional sensitivity analysis and disclosed  a WACC of 16% was used in our analysis.  An increase in the WACC of 150 basis points would have resulted in a fair value that was less than the carrying value. For the power and consumer reporting units, the estimated fair value calculated in both the 2012 and 2011 analysis remained significantly in excess of the carrying value of those reporting units.

Liquidity and Capital Resources, page 26

5.     We note that approximately $152.1 million of your cash and cash equivalents and short-term investments was held by your foreign subsidiaries. We also note your disclosure that due to your transfer pricing tax election in connection with the IRS audit, you have provided for federal and state taxation at approximately 37.5% and will not be subject to further tax upon repatriation. Please respond to the following:

•

Clarify for us whether the second sentence is intended to indicate that all of the $152.1 million of your cash and cash equivalents and short-term investments held by your foreign subsidiaries is available for use in the U.S. without incurring further taxes.

•

Clarify for us how the $152.1 million of your cash and cash equivalents and short-term investments held by your foreign subsidiaries relates to, or is different from, the $162.3 million of cash discussed on page 54 that is allowed to be repatriated under the terms of your settlement with the IRS.

•

Explain to us how the $162.3 million of cash discussed on page 54 that is allowed to be repatriated under the terms of your settlement with the IRS relates to, or is different from, the $365.7 million of accumulated undistributed earnings discussed on page 55.

•	Tell us whether you repatriated any cash held at non-U.S. subsidiaries to the U.S. during fiscal 2012, 2011 and 2010 and explain the purpose for the repatriations and their tax impact.

Response:

As of December 28, 2012, we have provided for federal and state taxation at 37.5% in anticipation of the Rev. Proc. 99-32 election related to the 2008 – 2009 IRS examination periods which allows for the repatriation of approximately $125.0 million.  We have further provided taxes on certain deemed royalty payments within the meaning of IRC Section 367(d), which allows for repatriation in the amount of $48.6 million to the U.S. group related to transfers of property in connection with recent acquisitions. Therefore, all of the $152.1 million of our cash and cash equivalents and short-term investments held by our foreign subsidiaries as of December 28, 2012 would not be subject to further taxation upon repatriation.

During the third quarter of 2012, we repatriated $162.3 million in consideration of the Rev. Proc 99-32 election in connection with the 2005-2007 IRS examination due to transfer pricing adjustments, which effectively subjected to U.S. tax a portion of the earnings of our foreign subsidiaries. Consequently, the $162.3 million is no longer considered to be part of the accumulated undistributed earnings. See Item 2 above.  This repatriation does not impact our policy to permanently reinvest earnings of our foreign subsidiaries as this relates to the satisfaction of the deemed receivable on our transfer pricing adjustments.  We did not repatriate any cash in tax years 2011 or 2010.  The primary purpose of the 2012 repatriation was to fund the U.S. taxes associated with the IRS settlement and to reduce our outstanding debt.

Item 8. Financial Statements

Note 1. Revenue Recognition, page 44

6.     Please explain to us the reason for the significant increase in allowance and deferrals in fiscal 2012 considering the significant decrease in revenues during the period.

Response:

As stated in our revenue recognition policy in Note 2 of our Annual Report on Form 10-K for the year ended December 28, 2012 ,  during 2012 and 2011, we entered into certain price protection agreements with additional international distributors.  We will revise future filings to clarify that this resulted in the significant increase in allowance and deferrals in both years.

Note 10. Income Taxes, page 51

7.       We note your disclosure on page 23 that income taxes for 2012 included a $16.8 million charge related to a transfer pricing tax election and your disclosure on page 54 of this note that you made a $46.6 million cash payment and $11 million tax asset utilization for the IRS settlement discussed. Further you have indicated that you have increased your uncertain tax benefits, or UTBs, while also decreasing UTBs because of your settlement with the IRS. To help us better understand the disclosures included throughout the filing relating to your settlement with the IRS, and with a view to including improved disclosure in future filings, please provide us with a summary of your settlement agreement with the IRS, including a brief description of the transfer pricing issues addressed, your obligations under the agreement – penalties, interest, additional taxes levied, repatriation of cash, tax asset utilization, etc., - and clearly explain to us how you accounted for these obligations in your financial statements. Identify each balance sheet and statement of operations caption impacted by that accounting.

Response:

As discussed above, we settled the IRS examination in the second quarter of 2012 for tax years 2005 – 2007.  The examination primarily focused on the outbound pricing of tangible goods and valuation of the intangible property sold to our CFC.  The settlement resulted in a $57.6 million reduction in UTBs, which was a component of income taxes payable, comprised of a cash payment of $46.6 million to the IRS and an $11.0 million decrease in deferred tax assets related federal R&D tax credits. We further reduced the UTB balance with a $6.0 million payment to the state authorities related to the IRS examination settlement. We also recorded an increase to income tax expense and income taxes payable of $11.7 million related to interest due to the Rev. Proc. 99-32 election, which allowed for the repatriation of $162.3 million of cash during 2012.

8.     Please explain to us the reasons for the $22.1 million increase in UTBs noted in the table on page 54.

Response:

The increase in the UTBs was primarily due to the election of Rev. Proc. 99-32 for tax years 2005 – 2009, which resulted in a $12.5 million charge as discussed above. The additional $9.6 million relates to the re-measurement of transfer pricing adjustments and related interest for the outbound pricing of tangible goods and our cost sharing arrangement for the tax years 2005 – 2011 based on interactions with the IRS.

Form 10-Q for the Quarterly Period Ended March 29, 2013

9.     We reference the discussion in your first quarter 2013 earnings call about the projected annual effective tax rate of approximately 90% for 2013, exclusive of unspecified discrete items. Please explain to us the factors and the U.S. GAAP guidance that led management to determine the projected annual effective tax rate of approximately 90% and explain to us your reasons for concluding that this information should not be disclosed in your filings.

Response:

As discussed on page 18 of our Form 10-Q for the quarterly period ended March 29, 2013, our income tax benefit was $22.8 million for the quarter ended March 29, 2013 compared to a minimal income tax benefit for the quarter ended March 30, 2012.  The income tax benefit for the quarter ended March 29, 2013 includes a discrete tax benefit of $5.7 million relating to the 2012 federal R&D tax credit.  After considering the impact of the $5.7 million discrete tax benefit the tax benefit for the quarter ended March 29, 2013 approximates $17.1 million (based on a 90% estimated annual effective tax rate).  In projecting the annual effective tax rate during an interim period, we utilized the estimated annual effective tax rate general methodology, as prescribed in ASC 740-270. We projected the estimated annual effective tax rate to be approximately 90% for 2013.  The estimated annual effective tax rate is based on a projected loss in Malaysia, which currently has a tax holiday and projected income in the U.S. due in part to certain deemed royalty payments from our CFCs within the meaning of IRC Section 367(d).  To provide insight into our effective tax rate variability, the effective tax rates were (390.5%), (25.7%) and 76.4% for tax years 2012, 2011, and 2010, respectively.  In future filings, we will incorporate additional disclosures related to significant changes to our effective annual tax rate, as discussed in item 3 above.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (408) 546-3343. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas C. Tokos
Thomas C. Tokos Sr. V.P., General Counsel & Secretary